VIA EDGAR

September 28, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds, Ruairi Regan and Brigitte Lippmann

Re:	Fulgent Genetics, Inc. Registration Statement on Form S-1, as amended File No. 333-213469 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Fulgent Genetics, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5 p.m., New York City time, on September 28, 2016, or as soon thereafter as possible on such date. The Company also respectfully requests that it be notified of such effectiveness with a telephone call to our counsel, Scott M. Stanton of Morrison & Foerster LLP, at (858) 720-5141, and with a copy of the written order from the Commission verifying the effective time and date of such Registration Statement to be sent to Mr. Stanton by email at sstanton@mofo.com, in each case as soon as possible after the effective time of the Registration Statement.

The Company hereby acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this request, please contact our counsel, Mr. Stanton of Morrison & Foerster LLP. Thank you for your assistance and cooperation.

Very truly yours,

FULGENT GENETICS, INC.

/s/ Paul Kim
Name: Paul Kim Title: Chief Financial Officer

cc:

Scott M. Stanton, Esq., Morrison & Foerster LLP

Sara L. Terheggen, Esq., Morrison & Foerster LLP

Lisa H. Abbot, Esq., Morrison & Foerster LLP

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP